AGREEMENT OF COMPROMISE,
                             SETTLEMENT AND RELEASE

     Agreement made this 17th day of August, 2007, by and among Plaintiff, Neuberger Berman Real Estate Income Fund Inc. ("NRL"), by its duly authorized undersigned attorneys, and Defendants, Lola Brown Trust No. 1B (the "Lola Trust"), Ernest Horejsi Trust No. 1B (the "Ernest Trust"), Badlands Trust Company, Stewart Horejsi, Susan Ciciora and Larry Dunlap (collectively, the "Defendants"), by their duly authorized undersigned attorneys. NRL and the Defendants will be collectively referred to as the "Parties."

                                    RECITALS

     A. On September 10, 2004, the Lola Trust and the Ernest Trust, disclosed that they held approximately 10% of the outstanding shares of common stock, par value $0.0001 per share, of NRL (the "Common Stock"), and commenced a partial tender offer to purchase, for $19.89 in cash per share, up to 1,825,000 outstanding shares of Common Stock, so as to acquire up to 50.01% of the outstanding shares of Common Stock (the "Partial Tender Offer").

     B. On September 23, 2004, NRL implemented or indicated that it would shortly implement certain defensive measures in response to the Partial Tender Offer, including: (1) entering into a "Common Stock Purchase Agreement," pursuant to which NRL issued 139,535 unregistered shares of Common Stock to Neuberger Berman, LLC ("NBLLC") for $21.50 per share; (2) opting to have the Maryland Control Share Acquisition Act apply to NRL; (3) adopting a "Rights Agreement" or "poison pill;" and (4) undertaking a self tender offer for up to 943,704 shares of Common Stock at a price of $20.00 per share.

     C. On September 23, 2004, NRL initiated legal action against the Defendants in the United States District Court for the District of Maryland (the "Court"), styled NEUBERGER BERMAN REAL ESTATE INCOME FUND INC. v. LOLA BROWN TRUST NO. 1B, et al., Civ. No. 04-3056 AMD (the "Action"). The Complaint requested preliminary and permanent injunctive relief barring defendants from proceeding with the Partial Tender Offer.

     D. On April 15, 2007, the Court issued a Declaratory Judgment Order in the Action.

     E. On May 2, 2007, NRL announced that it would present to its stockholders for approval at NRL's next stockholders meeting a proposal to liquidate NRL and distribute the net proceeds to the stockholders.

     F. On May 8, 2007, the Court issued a Memorandum Opinion (together with the April 15, 2007 Declaratory Judgment Order, the "Summary Judgment Ruling") in the Action.

     G. The Parties to this agreement, through counsel, had discussions in the wake of the events listed above to determine if there was a potential for resolving the Action and their differences which would be in the best interests of the NRL stockholders and without any party admitting any liability in the Action.

     H. Concurrently with the execution of this Agreement, NBLLC and the Lola Trust will enter into an agreement pursuant to which NBLLC will tender, and will cause any affiliates controlled by NBLLC to tender, all of the Common Stock owned by NBLLC or such affiliate in the Revised Tender Offer, which as of the date of this Agreement consists of 184,183.816 shares of Common Stock.

     I. As more fully set forth below, the Parties have agreed to resolve the Action and their disputes by having the Lola Trust revise the Partial Tender Offer upon the terms and conditions set forth in this Agreement and the attachments to this Agreement and the regulatory filings incident to this Agreement and related to the Revised Tender Offer (as defined herein).

                                      TERMS

     NOW, THEREFORE, for value received, the receipt and sufficiency of which are hereby acknowledged, intending to be bound by this Agreement, the Parties agree as follows:

1.   DEFINITIONS

     1.1. Action -- The Action is the proceeding pending before the United States District Court for the District of Maryland, styled NEUBERGER BERMAN REAL ESTATE INCOME FUND INC. v. LOLA BROWN TRUST NO. 1B, et al., Civ. No. 04-3056 AMD.

     1.2. Business Day - Business Day shall have the meaning provided in Rule 14d-1 of the Securities Exchange Act of 1934, as amended.

     1.3. Closing Date -- The Closing Date is that date upon which the Lola Trust accepts tendered shares of Common Stock for payment under and pursuant to the terms and conditions of the Revised Tender Offer.

     1.4. Court -- The Court is the United States District Court for the District of Maryland.

     1.5. Effective Date -- The Effective Date of this Agreement is that date on which this Agreement is executed by counsel for all Parties and all conditions set forth in Section 2 shall be satisfied or waived in writing by counsel for all Parties.

     1.6. Execution Date -- The Execution Date of this Agreement is that date by which counsel for each of the Parties has executed this Agreement.

     1.7. Liquidation Proposal -- The Liquidation Proposal is the proposal made by NRL to its stockholders for the liquidation of NRL and the distribution of the net proceeds to the stockholders.

     1.8.  MCSAA -- The MCSAA is the Maryland Control Share Acquisition Act.

     1.9.  NRL Board -- The Board of Directors of NRL.

     1.10. NRL Independent Directors -- The directors of NRL who are not "interested persons" of NRL, as defined in the Investment Company Act of 1940, as amended.

     1.11. Revised Tender Offer -- The Revised Tender Offer is the revised tender offer, including a revised letter of transmittal, made by the Lola Trust for any and all of the Common Stock, subject to a minimum condition that after consummation of the tender offer the Lola Trust would own a majority of the outstanding shares of NRL at a purchase price per share of Common Stock payable in cash equal to 99.0% of NRL's net asset value, as determined by NRL's fund administrator in the ordinary course using its regular procedures, at the close of

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

           trading on the NYSE as of the Closing Date and on the other terms and conditions set forth in Exhibit 1 to this Agreement.

     1.12. Rights Plan -- The Rights Plan is the Rights Agreement between NRL and The Bank of New York, as Rights Agent, dated as of July 16, 2007.

     1.13. Special Stockholders' Meeting -- The Special Stockholders' Meeting is the meeting of the stockholders' presently scheduled to occur on August 28, 2007 and any adjourned session of that meeting.

2.   OBLIGATIONS AND CONDITIONS

     2.1. Within two Business Days of the Execution Date, the NRL Board, including a majority of the NRL Independent Directors, shall adopt resolutions (i) approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, (ii) finding that this Agreement providing the opportunity for the NRL common stockholders to participate in the Revised Tender Offer is in the best interests of NRL and its stockholders, (iii) recommending that the holders of Common Stock tender their shares of Common Stock in the Revised Tender Offer (the "NRL Board Recommendation"), (iv) amending the Rights Plan so that none of the Revised Tender Offer, the execution of this Agreement or the consummation of the Revised Tender Offer or the other transactions contemplated by this Agreement will trigger the separation or exercise of the Rights (as defined in the Rights Plan) or any adverse event under the Rights Plan (namely that the Lola Trust will not be deemed to be an "Acquiring Person" (as defined in the Rights Plan) solely by virtue of the Revised Tender Offer or the consummation thereof, the approval, execution, delivery, adoption or performance of this Agreement or the consummation of any other transactions contemplated by this Agreement), and (v) amending the bylaws of NRL in accordance with Section 3-702(b) of the MCSAA so that the provisions of the MCSAA will not apply to the voting rights of the shares of Common Stock that are acquired by the Lola Trust and/or its associates pursuant to the Revised Tender Offer (the "MCSAA Bylaw"). In furtherance of the foregoing, the NRL Board shall not adopt any rights plan or similar arrangement, or amend, modify or revoke the MCSAA Bylaw, prior to the Closing Date that interferes with the transactions contemplated by the Revised Tender Offer.

           2.1.1. The adoption of the resolutions set forth above in Section 2.1 shall be a condition to the Effective Date of this Agreement.

3.   EFFECTIVE DATE

     3.1. This Agreement shall not be binding upon the Parties until the Effective Date, except for those obligations required to be performed by a party after the Execution Date and prior to the Effective Date.

4.   REVISED TENDER OFFER

     4.1. Within two Business Days of the Effective Date of this Agreement, the Lola Trust shall, in accordance with applicable rules under the

NRL/Horejsi Settlement Agreement                                         Page 3

           Securities Exchange Act of 1934, as amended (the "1934 Act"), announce and make the Revised Tender Offer and publish, send or give the Revised Tender Offer to NRL common stockholders, which shall provide for an expiration date no earlier than the 20th Business Day following (and including the day of) the commencement of the Revised Tender Offer. In the event that the Closing Date does not occur on or prior to September 21, 2007, the Lola Trust shall terminate the Revised Tender Offer and shall not commence any new tender offer.

     4.2. Promptly after the date the Revised Tender Offer is first published, sent or given to NRL stockholders, NRL shall file with the SEC an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9 that will contain, among other disclosure, the NRL Board Recommendation.

     4.3. The Lola Trust shall cause the Revised Tender Offer to be disseminated to the holders of the Common Stock. NRL and its counsel shall be given a reasonable opportunity to review and comment upon the Revised Tender Offer before it is filed with the Securities and Exchange Commission ("SEC") and disseminated to holders of Common Stock. NRL shall cause the Schedule 14D-9 to be disseminated to holders of Common Stock. The Lola Trust and its counsel shall be given a reasonable opportunity to review and comment upon the
           Schedule 14D-9 before it is filed with the SEC and disseminated to holders of Common Stock. In addition, each Party shall provide the other and its counsel with any comments that they or their counsel may receive from time to time from the SEC or its staff with respect to the Revised Tender Offer promptly after the receipt of such comments, consult with the other and its counsel prior to responding to any such comments and provide the other with copies of all such responses. NRL shall promptly after the Effective Date furnish the Lola Trust with mailing labels containing the names and addresses of all record holders of Common Stock and with security position listings of Common Stock held in stock depositories, each as of a recent date, together with all other available listings and computer files, including a NOBO list, containing names, addresses and security position listings of record holders and beneficial owners of Common Stock. Except for such steps as are necessary to disseminate the Revised Tender Offer and any other documents necessary to consummate the Revised Tender Offer, the Lola Trust shall hold in confidence such information, shall use such information solely in connection with the Revised Tender Offer, and, if the Revised Tender Offer is terminated pursuant to this Agreement, shall promptly deliver or cause to be delivered to NRL all copies of such information in its possession or in the possession of its agents or representatives.

     4.4. Without the prior consent of NRL, the Lola Trust shall not (i) decrease the per share amount or change the form of consideration payable in the Revised Tender Offer to holders of shares of Common Stock, (ii) decrease the number of shares of Common Stock sought to be purchased in the Revised Tender Offer, (iii) extend or delay the Closing Date to a date later than September 21, 2007, (iv) amend or waive satisfaction of the condition of the Revised Tender Offer that requires NRL stockholders to tender to the Lola Trust at least a number of shares of Common Stock such that, immediately after the Closing Date and upon closing of the Revised Tender Offer, the Lola Trust would own a majority of the outstanding shares of NRL, including the shares of Common Stock currently owned by the Lola Trust (the "Minimum Tender Condition"), (v) impose additional

NRL/Horejsi Settlement Agreement                                         Page 4
           conditions, or modify or amend the conditions, to the Revised Tender Offer (other than to waive such tender offer conditions (other than the Minimum Tender Condition)), or (vi) modify or amend any other term of the Revised Tender Offer in any manner adverse to the holders of shares of Common Stock. Notwithstanding the foregoing, the Lola Trust may increase the per share amount payable in the Revised Tender Offer to holders of shares of Common Stock.

     4.5. The Lola Trust shall cause the depositary for the Revised Tender Offer to provide to NRL and its counsel reports of tendered Common Stock at the same time as reports are provided to the Lola Trust or its representatives. NRL shall hold in confidence such information, shall use such information solely in connection with the Revised Tender Offer, and, if the Revised Tender Offer is terminated pursuant to this Agreement, shall promptly deliver or cause to be delivered to Defendants all copies of such information in its possession or in the possession of its agents or representatives.

5.   NRL STOCKHOLDERS' MEETING


     5.1. There are presently two major items on the agenda of the Special Stockholders' Meeting -- the election of directors and approval of the Liquidation Proposal.

     5.2. NRL shall convene the Special Stockholders' Meeting and, if a quorum is present, conduct the vote for the election of directors, subject to the pertinent terms of this Agreement. At such special meeting, the Defendants shall vote in accordance with Section 10.2 hereof, and, subject to Section 10.3, evidence of the proxies in respect of such vote shall be submitted to NRL promptly following the date on which proxy materials related to the Special Stockholders' Meeting are first mailed to NRL stockholders.

     5.3. Immediately upon completion of the election of directors on August 28, 2007, or, if a quorum is not present on August 28, 2007, NRL shall adjourn the Special Stockholders' Meeting for thirty days.

     5.4. In the event that the Closing Date of the Revised Tender Offer occurs on or prior to September 21, 2007, NRL shall immediately withdraw the Liquidation Proposal from consideration at any adjourned session of the Special Stockholders' Meeting.

     5.5. In the event that the Closing Date of the Revised Tender Offer does not occur on or prior to September 21, 2007, NRL may reconvene the Special Stockholders' Meeting in order to conduct the stockholders' vote on the Liquidation Proposal and, if a quorum was not present on August 28, 2007, to complete the voting for election of directors. At such reconvened special meeting, the Defendants shall vote in accordance with Section 10.2 hereof, and, subject to Section 10.3, evidence of the proxies in respect of such vote shall be submitted to NRL promptly following the date on which proxy materials related to the Special Stockholders' Meeting are first mailed to NRL stockholders. Promptly following receipt, NRL shall cause the inspector of elections to hold such proxies in escrow to be voted at such time and in the manner contemplated by this Agreement.

NRL/Horejsi Settlement Agreement                                         Page 5

6.   CHANGE IN CONTROL

     6.1. In the event that the Closing Date of the Revised Tender Offer occurs, the NRL Board will call a special meeting of NRL stockholders to vote on the election of three nominees for election to the NRL Board to be proposed by the Lola Trust. Such special meeting shall be held as promptly as practicable after the Closing Date and the record date for such special meeting shall be as soon after the Closing Date as possible.

     6.2. In the event that the Closing Date of the Revised Tender Offer occurs, NRL and its management shall provide reasonable cooperation to the Lola Trust, its nominees and other designees, in order to effect an orderly transition in connection with the change in control of NRL.

     6.3. Upon the election of the Lola Trust nominees as directors of NRL, (i) all of the other then-incumbent NRL Board members shall immediately resign, (ii) Neuberger Berman Management Inc. shall immediately resign as administrator to NRL, and Neuberger Berman Management Inc. and NBLLC will resign as investment adviser and sub-adviser to NRL and shall provide reasonable cooperation to the Lola Trust, its nominees and other designees, in order to effect an orderly transition, and (iii) NRL shall waive the notice period applicable to the resignations referred to in clause (ii) so as to make such resignations effective immediately, subject to Neuberger Berman Management Inc. and NBLLC agreeing to provide assistance reasonably requested by NRL in connection with the transition of the administrator and adviser functions to other entities.

     6.4. As promptly as practical after the election of the Lola Trust nominees, NRL and the Lola Trust shall take all actions necessary to change NRL's name to a name that does not include "Neuberger Berman", or any derivation thereof, and NBLLC shall be an express third party beneficiary of this section.

     6.5. From and after the Closing Date, NRL and any successor shall, and the Lola Trust and any affiliated entities to whom it may transfer NRL shares, shall cause NRL or its successor(s) to, indemnify and hold harmless each individual who on the Closing Date is, or at any time prior to the Closing Date was, a director, officer, employee or agent of NRL (each, an "INDEMNITEE" and, collectively, the "INDEMNITEES") with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any action or proceeding (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, acts or omissions by an Indemnitee in the Indemnitee's capacity as a director, officer, employee or agent of NRL or taken at the request of NRL, to the extent permitted under NRL's charter and bylaws or to the extent required by the indemnification agreements between NRL and any such Indemnitee, each as in effect on the date of this Agreement. Without limiting the foregoing, NRL shall not amend, repeal or otherwise modify, and the Lola Trust shall not cause to be amended, repealed or otherwise modified, the provisions of the articles of incorporation and bylaws of NRL with respect to limitation of liabilities of directors and officers and indemnification, and such indemnification agreements in effect as of the date of this Agreement in a manner

NRL/Horejsi Settlement Agreement                                         Page 6
           that would adversely affect the rights thereunder of the Indemnitees. In addition, from and after the Closing Date, NRL shall, and the Lola Trust shall cause NRL to, pay any expenses (including fees and expenses of legal counsel) of any Indemnitee under this section (including in connection with enforcing the indemnity and other obligations provided for in this section) as incurred to the extent permitted under NRL's charter and bylaws or to the extent required by the indemnification agreements between NRL and any such Indemnitee, each as in effect on the date of this Agreement; provided that the individual Indemnitee to whom expenses are advanced provides an undertaking to repay such advances to the extent required thereby. The provisions of this section are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives (it being expressly agreed that such persons shall be third-party beneficiaries of this section) and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have. The obligations of the Lola Trust and NRL under this section shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee unless the affected Indemnitee shall have consented in writing to such termination or modification.

7.   NO ADMISSIONS

     7.1. NRL and Defendants have denied, and continue to deny, that they have committed any wrongdoing, violations of law, or breaches of duty, and their execution of this Agreement and implementation of the settlement, compromise and release effected thereby shall not constitute, or be admissible into evidence as, an admission of any wrongdoing by NRL or any of the Defendants.

     7.2. Each of NRL and the Defendants represents that it is entering into this Settlement solely because the proposed settlement would eliminate the burden, expense, and distraction of further litigation.

8.   RESTRICTION ON SECURITIES TRANSACTIONS PRIOR TO CLOSING

     8.1. Attached to this Agreement as Exhibit 2 is a list of securities held by NRL as of July 31, 2007, which has been previously publicly disclosed.

     8.2. As of the Effective Date and until the first to occur of the Closing Date of the Revised Tender Offer or the approval of the Liquidation Proposal by the NRL stockholders, neither Defendants nor anyone acting on behalf of any Defendant shall sell any security listed on
           Exhibit 2.

9.   DISPOSITION OF THE ACTION

     9.1. Neither NRL nor any of the Defendants will take an appeal from or otherwise seek to challenge or vacate the Summary Judgment Ruling in the Action. The Parties reserve their respective rights to argue their positions (including arguing error by the Court in the Action) in any future litigation and proceedings other than the Action.

NRL/Horejsi Settlement Agreement                                         Page 7

     9.2. The Parties shall each bear their own respective costs, attorneys' fees, and expenses incurred in relation to the Action and the implementation of this settlement and shall waive any right to recover costs, attorneys' fees, and expenses from any other Party or person, other than as may be provided under an insurance policy providing coverage therefor. Following the transfer of control as provided for in Section 6.3, the Lola Trust will cause NRL or its successor(s) to pay all invoices from NRL's attorneys for services rendered through the date of the transfer of control.

     9.3. Concurrently with the execution of this Agreement, pursuant to F.R. Civ. P. 41(a), the parties to the Action, by their respective counsel, will execute a Stipulation of Dismissal with Prejudice, in the form annexed as Exhibit 3 hereto, dismissing the Action with prejudice, with each party to bear its own costs and with a waiver of any costs, fees, and sanctions previously awarded by the Court, it being understood that any such award of costs, fees and sanctions heretofore issued by the Court is not final and would, in the absence of this settlement, be subject to challenge and possible reversal on appeal.

     9.4. At any time after the Effective Date, any party may file the executed Stipulation of Dismissal with Prejudice with the Court.

10. PROVISIONS FOR LIQUIDATION IN THE EVENT THE REVISED TENDER OFFER IS NOT COMPLETED

     10.1. The provisions of this section relating to the Liquidation Proposal apply only in the event that NRL is permitted by this Agreement to hold the adjourned Special Stockholders' Meeting for the purpose of voting on the Liquidation Proposal. In the event the Closing Date of the Revised Tender Offer occurs on or prior to September 21, 2007, then the provisions of this section relating to the Liquidation Proposal shall be null and void and of no force or effect whatsoever. Notwithstanding the foregoing, the provisions of this section relating to the vote for election of directors shall be binding in all respects.

     10.2. At the Special Stockholders' Meeting and any adjournment(s) thereof, all shares of Common Stock that are owned, controlled, or with respect to which voting power or discretion is held as of the record date for the Special Stockholders' Meeting, by one or more of the Defendants or by a person or entity, whether now existing or organized in the future, affiliated with a Defendant or under the control of one or more Defendants, including, without limitation, the Lola Trust, will be voted:

          10.2.1. For the Liquidation Proposal, and

          10.2.2. For management's nominees for election as directors.

     10.3. The proxies evidencing such votes shall not be superseded, revoked or withdrawn by any means. Defendants shall notify NRL's undersigned counsel of the number of shares of Common Stock so voted and the name of the holder as shown on the relevant proxy card(s). If shares of Common Stock are held in street name, the notification shall so specify, indicating the name of the record holder and providing a copy of the voting instruction issued to such record holder. For purposes of this Agreement, shares of Common Stock controlled by Defendants shall be deemed to include (but not be limited to) all

NRL/Horejsi Settlement Agreement                                         Page 8
           shares of Common Stock disclosed in the Revised Tender Offer as owned by the Lola Trust.

     10.4. In the event that this section is triggered, no Defendant, and no person or entity, whether now existing or organized in the future, affiliated with a Defendant or under the control of one or more Defendants, including, without limitation, the Lola Trust, will solicit, recommend, advise or urge, formally or informally, publicly or privately, anyone to vote against the Liquidation Proposal at the adjourned Special Stockholders' Meeting and any adjournment(s) thereof.

11.  RELEASES

     11.1. This Agreement shall completely discharge, settle, release, and bar all claims, rights, demands, suits, matters, issues or causes of action, whether known or unknown, absolute or contingent, liquidated or unliquidated, suspected or unsuspected, choate or inchoate, at law, in equity or otherwise, whether or not asserted, threatened, alleged or litigated

          11.1.1. of NRL against any of the Defendants and any of the Defendants' present or former officers, directors, employees, agents, attorneys, advisors, insurers, accountants, financial advisors, trustees, beneficiaries, commercial bank lenders, persons who provided fairness opinions, investment bankers, associates, representatives, affiliates, parents, subsidiaries (including the directors and officers of such affiliates, parents, and subsidiaries), general partners, limited partners, partnerships, heirs, executors, personal representatives, estates, administrators, successors and assigns, and

          11.1.2. of Defendants against NRL and any of its present or former officers, directors, employees, agents, attorneys, advisors, insurers, accountants, financial advisors, investment advisers and sub-advisers, administrators, trustees, commercial bank lenders, persons who provided fairness opinions, investment bankers, associates, representatives, affiliates, parents, subsidiaries (including the directors and officers of such affiliates, parents, and subsidiaries), general partners, limited partners, partnerships, heirs, executors, personal representatives, estates, administrators, successors and assigns.

     11.2. The releases provided for by this Agreement shall be applicable and effective as to all claims whether under state, federal or foreign law, including the federal securities laws, or under common law or in equity, and whether raised directly, derivatively, representatively or in any other capacity, that are asserted in the Action or that arise out of or relate in any way to the acts, facts, subject matter or events referenced or alleged in the Action, including, but not limited to, the Tender Offer and NRL's defense thereof (the "Settled Claims"); provided, however, that nothing herein shall be deemed to release the rights of any party or releasee to enforce the terms of this Agreement.

     11.3. The release set forth in this Agreement extends to claims that a releasor does not know or suspect to exist at the time of the release, which, if known, might have affected the decision to enter into the release. Each releasor shall be deemed to waive any and all

NRL/Horejsi Settlement Agreement                                         Page 9
           provisions, rights and benefits conferred by any law of the United States or any state or territory of the United States or any other jurisdiction, or principle of common law, which governs or limits a person's release of unknown claims. Each releasor shall be deemed to waive and relinquish, to the full extent permitted by law, the provisions, rights and benefits of ss. 1542 of the California Civil Code which provides:

              A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH DEBTOR.

     11.4. In addition, each releasor shall be deemed to waive and relinquish any and all provisions, rights and benefits conferred by any law of any state or territory of the United States or any other jurisdiction, or principle of common law, which is similar, comparable or equivalent to California Civil Code ss. 1542. Each releasor acknowledges that it may discover facts in addition to or different from those that it now knows or believes to be true with respect to the subject matter of this release, but that it is the intention of each releasor to fully, finally and forever settle and release any and all claims released hereby, known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, without regard to the subsequent discovery or existence of such additional or different facts.

12.  MISCELLANEOUS

     12.1. This Agreement may be modified or amended only by a writing signed by an authorized representative of the parties hereto.

          12.1.1. No representations, warranties, or inducements have been made by any party hereto concerning this Agreement other than those contained and memorialized herein.

          12.1.2. This Agreement was the product of mutual bargaining between and among the parties and, therefore, will not be construed against one party or another.

          12.1.3. This Agreement supersedes all negotiations, whether oral or written, and statements made before or after its acceptance.

          12.1.4. This Agreement and the Exhibits constitute the entire agreement of the Parties concerning the subject matter of this Agreement, with the exception of the agreed Protective Order filed in the Action, which shall continue to apply.

     12.2. Any failure by any party to insist upon the strict performance by any other party of any of the provisions of this Agreement shall not be deemed a waiver of any of the provisions hereof, and such party, notwithstanding such failure, shall have the right thereafter to insist upon the strict performance of any and all of the provisions of this Agreement to be performed by such other party.

NRL/Horejsi Settlement Agreement                                         Page 10

     12.3. No waiver, express or implied, by any party of any breach or default by any other party in the performance by the other party of its obligations under this Agreement shall be deemed or construed to be a waiver of any other breach or default, whether prior, subsequent, or contemporaneous, under this Agreement.

     12.4. This Agreement will be executed by the undersigned counsel for the parties, each of whom represents and warrants that he has fully reviewed the substance of this Agreement with his client(s) and has authority from his client(s) to enter into this Agreement on their behalf.

     12.5. Neither the existence of this Agreement, nor the contents of this Agreement, nor any negotiations, statements or proceedings in connection therewith, shall be deemed a presumption, concession or admission, or evidence of a presumption, concession or admission, by any party in the Action of any fault, liability or wrongdoing as to any facts or claims alleged or asserted in the Action, or any other action or proceeding (whether civil, criminal or administrative) except for such proceedings as may be necessary to effect the provisions of this Agreement.

           12.5.1. Neither the existence of the Agreement, nor its contents, nor any negotiations, statements or proceedings in connection therewith, shall be offered or admitted in evidence or referred to, interpreted, construed, invoked, or otherwise used by any person for any purpose in the Action or in any other action, litigation or proceeding (whether civil, criminal or administrative) except for such proceedings as may be necessary to effect the provisions of this Agreement.

           12.5.2. Neither the existence of the Agreement, nor its contents, nor any negotiations, statements or proceedings in connection therewith, shall be offered or admitted in evidence or referred to, interpreted, construed, invoked, or otherwise used against NRL or any of the Defendants as evidence of a presumption, concession or admission of any fault, misrepresentation or omission with respect to any statement or written document approved or made by NRL or any of the Defendants.

           12.5.3. This provision shall remain in force in the event the Settlement is terminated.

     12.6. This Agreement shall be governed by, and construed in accordance with the laws of the State of Maryland, without regard to the principles of conflicts of law therein. Should any conflicts arise requiring judicial determination or enforcement of the terms of this Agreement, venue shall lie in the United States District Court for the District of Maryland.

     12.7. The Parties represent that they fully understand all of the terms, covenants, conditions, provisions and obligations of this Agreement, and each believes that this Agreement is a fair, just and reasonable resolution of the issues between the Parties.

     12.8. Each signatory below enters into this Agreement willingly, voluntarily, without coercion, with full knowledge of its rights and obligations under this Agreement.

NRL/Horejsi Settlement Agreement                                         Page 11

     12.9. Each signatory below acknowledges that it has worked together with each other Party mutually to craft the Agreement's terms and conditions. Each signatory below further acknowledges that, given this joint drafting effort, no ambiguity, whether actual or perceived, shall be interpreted against any signatory below or shall result in a presumption or burden shifting against any signatory below as the primary drafter of the Agreement.

     12.10. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective heirs, personal representatives, successors and assigns.

     12.11. This Agreement may be executed simultaneously in one or more counterparts and via facsimile, each of which, when so executed and delivered, shall be deemed an original, but all of which together constitute one instrument. If this Agreement is executed in counterparts, then the Parties shall exchange a sufficient number of such counterparts so that each may have a copy of this Agreement that bears the original signatures of all Parties to this Agreement. In making proof of this Agreement, it shall not be necessary to produce or account for all counterparts.

     12.12. The captions in this Agreement are inserted for convenience of reference only and in no way define, describe or limit the scope or intent of this Agreement or any of the provisions hereof.

     12.13. Should any provision of this Agreement be held to be illegal or unenforceable by a court of competent jurisdiction, it shall be deemed severed from this Agreement, and the remaining provisions shall remain fully enforceable.

13.  NOTICES

     13.1. Any notices hereunder shall be delivered by email or facsimile, with copy by ordinary mail, directed as follows:

     13.2. To NRL by delivery to:


                  Michael L. Hirschfeld, Esq.
                  Milbank, Tweed, Hadley & McCloy, LLP
                  1 Chase Manhattan Plaza
                  New York, NY  10005-1413
                  Email:  mhirschfeld@milbank.com
                  Fax: (212) 822-5832

                                and

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

                  Arthur Delibert, Esq.
                  Kirkpatrick & Lockhart Preston Gates Ellis LLP
                  1601 K Street, NW
                  Washington, D.C. 20006-1600
                  Email: arthur.delibert@klgates.com
                  Fax: (202) 778-9100

                               and

                  David Clarke, Jr., Esq.
                  DLA Piper US LLP
                  6225 Smith Avenue
                  Baltimore, MD  21209
                  Email: david.clarke@dlapiper.com
                  Fax:   (703) 773-5090

         With a copy by mail to NRL c/o Neuberger Berman Management Inc., at 605 Third Avenue, New York, NY 10158-0180.

     13.3. To Defendants by delivery to


                  James H. Hulme, Esq.
                  Arent Fox LLP
                  1050 Connecticut Avenue, N.W.
                  Washington, D.C.  20036-5339
                  Email: hulme.james@arentfox.com
                  Fax: (202) 857-6395

     13.4. Delivery shall be deemed to be effective on the next Business Day after the date of email or facsimile transmission.

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

14.  SIGNATURES

     IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first written above.



--------------------------------------------------------------------------------

ARENT FOX LLP                                        MILBANK, TWEED, HADLEY &
                                                              McCLOY LLP
By:________________
James H. Hulme, Esq.                                 By:____________________
1050 Connecticut Avenue, N.W.                        Michael L. Hirschfeld, Esq.
Washington, D.C.  20036-5339                         1 Chase Manhattan Plaza
                                                     New York, NY  10005-1413
On behalf of Defendants
                                                     On behalf of NRL

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NRL/Horejsi Settlement Agreement                                  Signature Page